Exhibit 99.10

SCHEDULE A

The business address for each of the persons listed below is c/o Clayton, Dubilier & Rice, LLC, 550 Madison Avenue, 32nd Floor, New York, New York 10022, and the business telephone number of each such person is 212-407-5200.

Name	Title/Principal Occupation or Employment	Citizenship
Donald J. Gogel	Mr. Gogel is a director and officer of CD&R Investment Associates XII, Ltd.	United States of America

Nathan K. Sleeper	Mr. Sleeper is a director and officer of CD&R Investment Associates XII, Ltd.	United States of America

Jillian C. Griffiths	Ms. Griffiths is an officer of CD&R Investment Associates XII, Ltd.	United States of America

David A. Novak	Mr. Novak is an officer of CD&R Investment Associates XII, Ltd.	United States of America

Richard J. Schnall	Mr. Schnall is an officer of CD&R Investment Associates XII, Ltd.	United States of America

Rima Simson	Ms. Simson is an officer of CD&R Investment Associates XII, Ltd.	United States of America